UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2025

JET.AI Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-40725	93-2971741
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

10845 Griffith Peak Dr.

Suite 200

Las Vegas, NV 89135

(Address of Principal Executive Offices)

(702) 747-4000

(Registrant’s Telephone Number)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	JTAI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On February 13, 2025, Jet.AI, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with flyExclusive, Inc. (“flyExclusive”), FlyX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of flyExclusive (“Merger Sub”), and Jet.AI SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“SpinCo”). Pursuant to the Merger Agreement, (i) as a condition to closing on the Merger Agreement, the Company will distribute all of the shares of SpinCo, on a pro rata basis, to the Company’s stockholders (the “Distribution”) and (ii) Merger Sub will merge with and into SpinCo (the “Merger” and, together with the Distribution and all other transactions contemplated under the Merger Agreement, the “Transactions”) with SpinCo surviving the Merger as a wholly owned subsidiary of flyExclusive.

In connection with executing the Merger Agreement, the Company, SpinCo, and flyExclusive entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) pursuant to which the Company will transfer the business, operations, services and activities of the Company’s jet charter business to SpinCo (the “Separation”). Upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, the Company will distribute all of the shares of common stock of SpinCo, $0.001 par value per share (“SpinCo Common Stock”) to the Company’s stockholders on a pro rata basis as set forth in the Separation and Distribution Agreement (the “Distribution”). As such, the Company will no longer operate a jet charter business as of consummation of the Distribution. There will be no change to the Company’s board of directors (the “Board”) or executive officers as a result of the Transactions.

Merger Consideration

As consideration for the Merger and upon closing of the Merger, the holders of common stock of SpinCo, $0.001 par value per share (“SpinCo Common Stock”), will have their SpinCo Common Stock converted on a pro rata basis into the right to receive shares of Class A common stock of flyExclusive, $0.0001 par value per share (“flyExclusive Common Stock”), based on an exchange ratio equal to the quotient of (i) the “Initial Purchase Price” divided by the volume weighted average closing sale price of the flyExclusive Common Stock as reported on NYSE American for a period of 30 consecutive trading days ending on the trading day three trading days prior to the day of closing of the Merger (the “Merger Consideration Shares”), divided by (ii) the total outstanding shares of SpinCo Common Stock. The “Initial Purchase Price” is an amount equal to the product of (x) SpinCo’s estimated net cash, multiplied by certain premium percentages depending on SpinCo’s estimated net cash upon closing of the Merger. Assuming, among other things, that SpinCo’s net cash at closing will be $12 million and that the volume weighted average closing sale price of flyExclusive’s Common Stock for the 30 trading days ending 3 days prior to closing of the Merger is $3.35 per share (the closing sale price on February 13, 2025), holders of SpinCo Common Stock would receive 4,119,403 Merger Consideration Shares divided by the total outstanding shares of SpinCo Common Stock. The number of Merger Consideration Shares that holders of SpinCo Common Stock will receive is subject to adjustment, depending on, among other things, the actual amount of SpinCo’s net cash at closing of the Merger.

The Company’s stockholders will continue to own and hold their existing shares of the Company’s common stock as of closing of the Merger. Consummation of the Transactions is subject to approval by the Company’s stockholders as described below.

Representations and Warranties

The Merger Agreement contains a number of customary representations and warranties made by each of the Company, SpinCo, and flyExclusive as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality and/or information provided in the disclosure schedules to the Merger Agreement.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties were made only as of the date of the Merger Agreement, or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or flyExclusive, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, flyExclusive, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of the Company and a prospectus of flyExclusive, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of the Company and flyExclusive makes with the Securities and Exchange Commission (“SEC”).

Survival of Representations and Warranties

The representations and warranties of the Company contained in the Merger Agreement will survive closing of the Merger though and including the date that is twelve (12) months following such closing. Otherwise, none of the representations or warranties in the Merger Agreement or in any certificate or instrument delivered pursuant to the Merger Agreement will survive closing of the Merger.

Covenants of the Parties

The Merger Agreement contains a number of customary covenants made by each of the Company, SpinCo, flyExclusive, and Merger Sub. Each of the Company, SpinCo, and flyExclusive has agreed to use commercially reasonable efforts to consummate the Transactions.

Preparation of the Registration Statement

Each of flyExclusive, the Company, and SpinCo agreed to within 14 business days of entering the Merger Agreement, jointly prepare, and flyExclusive agreed to file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (the “Registration Statement”) to effect the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the flyExclusive common stock that will be issued to holders of SpinCo Common Stock in connection with the Merger. To the extent the Registration Statement does not effect the registration under the Securities Act of the issuance of a sufficient number of shares to include the “Additional Merger Consideration Shares” pursuant to the Merger Agreement, flyExclusive will prepare and file with the SEC a post-effective amendment to the Registration Statement or other registration statement in order to effect the registration under the Securities Act of the issuance of the such Additional Merger Consideration Shares.

Each of flyExclusive, the Company, and SpinCo agreed to use their reasonable best efforts to have the Registration Statement declared effective as promptly as practicable after filing (including by responding to comments of the SEC) and to keep the Registration Statement effective for as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, each of FlyExclusive, the Company, and SpinCo agreed to take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) to be taken under any applicable securities laws in connection with the issuance of flyExclusive Common Stock pursuant to the Merger Agreement and the Distribution.

Closing Conditions

The Merger Agreement contains customary conditions to closing, including the following mutual conditions: (i) all requisite regulatory approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired; (ii) the Separation and Distribution and the other transactions contemplated by the Separation and Distribution Agreement shall have been consummated in accordance with the Separation and Distribution Agreement; (iii) the Registration Statement shall have become effective; (iv) the applicable notice periods required by applicable stock exchange rules or securities laws in connection with the Distribution, if any, shall have expired; (v) the approval of the Transactions by holders of the Company’s common stock and the SpinCo Common Stock shall have been obtained; (vi) no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the Transactions; and (vii) the shares of flyExclusive Class A common stock issuable pursuant to the transactions contemplated by the Merger Agreement shall have been approved for listing on NYSE American.

Furthermore, the obligations of flyExclusive and Merger Sub to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, among other things: (i) as of closing of the Merger and after payment in full of any unpaid transaction-related expenses, SpinCo must have actual net cash of at least $12,000,000 and (ii) each of the Stockholder Support Agreements delivered concurrently with the execution and delivery of the Merger Agreement shall be in full force and effect as of closing of the Merger and shall not have been rescinded or otherwise terminated.

Termination

The Merger Agreement provides certain termination rights for both the Company and flyExclusive, including if the closing has not occurred on or prior to June 30, 2025 (the “Outside Date”); provided, that this right to terminate the Merger Agreement shall not be available to any party whose action or failure to comply with its obligations under the Merger Agreement or any of the other transaction documents has been the primary cause of, or has primarily resulted in, the failure of the closing to occur on or prior to such date. The Merger Agreement further provides that a termination fee of $650,000 will be payable by the Company in the event of a termination of the Merger Agreement by the Company under certain conditions and prior to the Registration Statement being declared effective by the SEC, in order to accept a bona fide acquisition proposal that the Company thereafter enters into a binding and definitive written contract with respect to such proposal.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Related Agreements

Separation and Distribution Agreement

In connection with executing the Merger Agreement, the Company, SpinCo, and flyExclusive entered into the Separation and Distribution Agreement, which identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to SpinCo as part of the Separation and sets forth when and how these transfers, assumptions and assignment will occur. In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained in the Separation and Distribution Agreement, SpinCo will (i) acquire certain assets including, but not limited to, the Company’s rights under certain aircraft leases and management agreements related to the Company’s jet charter business, all information exclusively related to or used in Company’s jet charter business, all goodwill exclusively related to the Company’s jet charter business, and an amount of cash equal to $12 million, will be transferred to SpinCo; and (ii) assume certain liabilities including, but not limited to, all liabilities and obligations under the contracts to be contributed to SpinCo by the Company and the Company’s subsidiaries in accordance with the Merger Agreement that are to be discharged or performed following consummation of the Distribution, but only to the extent that such liabilities and obligations do not relate to any failure to perform, improper performance, warranty, or other breach, default, or violation by the Company on or prior to the assumption of such liabilities by SpinCo. This acquisition of assets and assumption of liabilities by SpinCo is referred to as the “Contribution.”

The Separation and Distribution Agreement contains certain customary representations and warranties of the Company relating, among other things, to (i) organization; (ii) the authorization and enforceability of the Separation and Distribution Agreement, the Contribution, and the Distribution; (iii) governmental consents; (iv) no conflict (v) litigation and proceedings; (vi) brokers fees; and (vii) sufficiency of the SpinCo Assets.

The Separation and Distribution Agreement may not be terminated, modified or amended except by an agreement in writing signed by each of the parties. However, the Separation and Distribution Agreement will terminate immediately upon termination of the Merger Agreement if the Merger Agreement is terminated in accordance with its terms prior to the Distribution.

The foregoing description of the Separation and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation and Distribution Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Stockholder Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, each of the Company’s officers and directors and certain other significant stockholders, who collectively hold approximately 1.8% of the Company’s common stock, entered into certain Stockholder Support Agreements. The Stockholder Support Agreements provide that, among other things, each of the parties thereto has agreed to vote or cause to be voted all of the shares of Company’s common stock owned by such stockholder in favor of, among other things, the Merger Agreement, the Separation and Distribution Agreement, and the Transactions at a special or annual meeting of our stockholders to be held in connection therewith. The Support Agreements will terminate upon the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Stockholder Support Agreement attached hereto as Exhibit 10.2.

Item 8.01. Other Events.

On February 14, 2025, the Company and flyExclusive issued a joint press release announcing, among other things, the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 19, 2025, the Company issued a press release that included an annual letter to its shareholders highlighting various Company milestones and developments, including related to the Merger Agreement and the Transactions. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 8.01 of this Current Report on Form 8-K, including each of Exhibit 99.1 and Exhibit 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

This Current Report on Form 8-K contains certain statements that may be deemed to be “forward-looking statements” within the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange. Forward-looking statements relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our industry, our beliefs and our assumptions. Such forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, and statements regarding stockholder approval of the transactions contemplated by the Merger Agreement. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are subject to a number of risks and uncertainties (some of which are beyond our control) that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements. These risks include risks relating to agreements with third parties; our ability to obtain necessary stockholder approvals and the possibility that the proposed Transactions do not close when expected or at all because the approval by the Company’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all; our ability to raise funding in the future, as needed, and the terms of such funding, including potential dilution caused thereby; our ability to continue as a going concern; security interests under certain of our credit arrangements; our ability to maintain the listing of our common stock on the Nasdaq Capital Market; claims relating to alleged violations of intellectual property rights of others; the outcome of any current legal proceedings or future legal proceedings that may be instituted against us; unanticipated difficulties or expenditures relating to our business plan; and those risks detailed in our most recent Annual Report on Form 10-K and subsequent reports filed with the SEC.

Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise that occur after that date, except as otherwise provided by law.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement, flyExclusive has filed the Registration Statement to register the shares of flyExclusive common stock that will be issued to holders of SpinCo Common Stock in connection with the Merger, as well as shares of flyExclusive common stock equal to 20% of the Merger Consideration Shares that may be issued to holders of SpinCo Common Stock as Additional Merger Consideration Shares pursuant to the Merger Agreement. The Registration Statement includes a proxy statement of the Company and a prospectus of flyExclusive (the “Proxy Statement/Prospectus”), and flyExclusive may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, FLYEXCLUSIVE, AND THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained, free of charge, at the SEC’s website at www.sec.gov when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from the Company by accessing the Company’s website at investors.jet.ai. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to the Company at 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135, Attention: Board Secretary, or by phone at (702) 747-4000. The information on Old National’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions contemplated by the Merger Agreement and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger and Reorganization dated as of February 13, 2025, by and among Jet.AI Inc., flyExclusive, Inc., FlyX Merger Sub, Inc., and Jet.AI SpinCo, Inc.

10.1*	Separation and Distribution Agreement dated as of February 13, 2025, by and among Jet.AI Inc., Jet.AI SpinCo, Inc., and flyExclusive, Inc.

10.2*	Form of Stockholder Support Agreement.

99.1	Joint Press Release, dated February 14, 2025.

99.2	Press Release, dated February 19, 2025

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

* Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JET.AI INC.

	By:	/s/ George Murnane
George Murnane
Interim Chief Financial Officer

Date: February 20, 2025